UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors of Nam Tai Property Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, is providing the following updates. Unless otherwise indicated, references here to “$” are expressed in U.S. dollars.

Hong Kong Arbitration and Litigation Update

Set-Aside Proceedings

As previously disclosed in the Company’s filings with the Securities and Exchange Commission, on April 6, 2023, the arbitrator (the “arbitrator”) in the Company’s ongoing arbitration with Greater Sail Limited (“GSL”) in Hong Kong issued the first partial award, dismissing all of GSL’s claims against the Company. In response, on April 20, 2023, GSL initiated proceedings before the High Court of the Hong Kong Special Administrative Region, Court of First Instance (the “Hong Kong Court”) to set aside the arbitrator’s first partial award because it allegedly violated Hong Kong’s public policy. Following the hearing on December 15, 2023, the Hong Kong Court issued a judgment on December 29, 2023 on GSL’s application. The Hong Kong Court abstained from determining whether the first partial award violated Hong Kong’s public policy, but instead remitted the award back to the arbitrator to address any public policy concerns and take such action that would eliminate any grounds to set aside the first partial award.

As also previously disclosed, on July 28, 2023, the arbitrator issued a second partial award quantifying the Company’s counterclaims against GSL. On August 4, 2023, GSL applied to set aside the second partial award on the basis that the arbitrator exceeded his authority. In its December 29, 2023 judgment, the Hong Kong Court dismissed GSL’s claim that the arbitrator exceeded his authority. Subsequently, the Hong Kong Court clarified that it granted the Company leave to enforce the second partial award.

As further previously disclosed, on April 23, 2021, the arbitrator granted GSL an interim preservation order requiring, among other things, that the Company not dissipate the funds held by Triumph Commitment (Hong Kong) Limited, a subsidiary of the Company, in its Hong Kong Credit Suisse account and any traceable proceeds of monies that GSL paid the Company under the previously disclosed private placement conducted in 2020 (whereby the Company issued and sold approximately 16.1 million shares of the Company for approximately $146.9 million). On April 29, 2021, GSL obtained an order by the Hong Kong Court enforcing the arbitrator’s interim preservation order (the “HK Preservation Order”). On April 29, 2023, the arbitrator issued an order, effective as of May 8, 2023, discharging his interim preservation order. In its December 29, 2023 judgment, the Hong Kong Court extended the HK Preservation Order pending the arbitrator’s further decisions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2024

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Chief Executive Officer